SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                            _________________________


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                               -------------------
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                               -------------------
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of Class of Securities)

                                    813901105
                                    ---------
                      (CUSIP Number of Class of Securities)

                          _____________________________

                                  GINA K. DODGE
                      WILDER RICHMAN RESOURCES CORPORATION
                               340 PEMBERWICK ROAD
                               GREENWICH, CT 06831
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100
                          ____________________________

            This Amendment No. 1 to Schedule 14D-9 is file by Secured Income L.P., a Delaware limited partnership (the "Partnership"). This Amendment No. 1 amends and restates the original Schedule 14D-9 filed by the Partnership on March 21, 2005 in its entirety as follows:

ITEM 1.     SUBJECT COMPANY INFORMATION.

            The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 340 Pemberwick Road, Greenwich, CT 06831. The telephone number of the principal executive offices of the Partnership is
(203) 869-0900. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation, a Delaware corporation ("WRRC"), Real Estate Equity Partners, L.P., a Delaware limited partnership ("REEP"), and WRC-87A Corporation, a Delaware corporation ("WRC-87A"). Each General Partner owns approximately one-third of the outstanding general partners' interest in the Partnership.

            The Partnership is invested in two local operating partnerships:
(i) the Columbia Westmont Associates, L.P. ("Columbia"), which owns The Westmont, a residential apartment property located in New York, New York (the "Westmont Property") and (ii) the Carrollton X Associates Limited Partnership, which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (the "Fieldpointe Property" and collectively with the Westmont Property, the "Properties").

            The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership ("Units"). According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 31, 2004, there were 984,369 Units issued and outstanding as of December 31, 2003.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the SEC on March 7, 2005 by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC; MacKenzie Specified Income Fund, L.P.; MP Value Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC, Moraga Gold, LLC; MPF-NY 2005, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, the "Purchasers"). This Statement is being filed in response to the offer by the Purchasers to purchase up to 200,000 Units at an offer price of $34.00 per Unit in cash, subject to the conditions set forth in the Offer to Purchase, dated March 7, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (collectively, the "Offer Documents"), which, as amended and supplemented from time to time, together constitute the tender offer (the "Offer"). The Offer will expire, unless further extended, on April 7, 2005, at midnight, Pacific Standard Time.

            According to the Schedule TO, the business address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is (800) 854-8357.

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

ITEM 3.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Partnership is a limited partnership and has no executive officers or directors. Mr. Richard P. Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC. Mr. Robert
H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC. WRRC owns 50% of the equity interest in WRC-87A and REEP, the general partner of REEP, owns the remaining 50% of the equity interests of WRC-87A. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other hand, except to the extent noted in (i) the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2003 filed with the SEC on March 31, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement, (ii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2004 filed with the SEC on May 17, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iv) to this Statement, (iii) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended June 30, 2004 filed with the SEC on August 16, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(v) to this Statement; and (iv) the Partnership's Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period September 30, 2004 filed with the SEC on November 15, 2004 and incorporated herein by reference in its entirety as Exhibit (a)(5)(vi) to this Statement.

            West Putnam Housing Investors II LLC ("West Putnam II"), an affiliate of both WRRC and Columbia, owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, the sole managing member of West Putnam II and an affiliate of WRRC, owns 16,607 Units, representing approximately 4.8% of the outstanding Units. West Putnam Housing Investors III LLC ("West Putnam III"), an affiliate of WRRC, owns 16,607 Units, representing 1.7% of the outstanding Units. West Putnam III's sole managing member is West Putnam II.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            For the reasons set forth below, the Partnership recommends against accepting the Offer, except for holders of Units who, because of their individual circumstances, require liquidity in their investment at this time. The Partnership believes that Unit holders may realize greater value through a sale of the Properties and is pursuing such a course of action.

Reasons for Not Accepting the Offer at this Time

            The Purchasers' offer price may be low. The Partnership believes that Unit holders may realize greater value through a sale of the Properties and is pursuing such a course of action. The Purchasers admitted in the Offer to Purchase included in the Schedule TO that the offer price may be less than the liquidation value. In addition, the Purchasers stated that they did not obtain an independent

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

appraisal for the Units or the Properties and did not arrive at the offer price of $34.00 per Unit based on arm's-length negotiations.

            Notwithstanding the foregoing, WRRC does not understand some of the Purchasers' calculations in the Offer. For instance, the estimated operating expenses utilized by the Purchasers in calculating their estimated liquidation value of the Fieldpointe Property are significantly lower than recently reported actual operating expenses of the Fieldpointe Property. In addition, the limited partnership agreement of the local partnerships and the limited partnership agreement of the Partnership contain requirements as to the distribution of sales proceeds. WRRC cannot determine whether or where these requirements were applied in the Purchasers' calculation of estimated sales proceeds that would be available to Unit holders.

            A sale of the Properties may bring more value. The Partnership believes that it is appropriate at this time to attempt to sell the Properties, which could lead to higher returns to Unit holders than the price offered by the Purchasers. The sale of the Properties is currently being negotiated. An initial written offer of $60,000,000 was received for the Westmont Property, which has been increased to $65,000,000.

            Two offers have been received for the Fieldpointe Property: a verbal offer of $17,500,000 and a preliminary written offer of $22,000,000, which is subject to due diligence. Neither offer has been accepted and both offers are subject to further negotiation. Additional offers are being sought for the Fieldpointe Property. With respect to the Westmont Property, the potential purchaser has provided a contract of sale which is being reviewed.

             Assuming a sale price of $65,000,000 for the Westmont Property and $17,500,000 for the Fieldpointe Property, the Partnership estimates a liquidation value in the range of approximately $40.00 per Unit. If a purchase price of $22,000,000 were obtained for the Fieldpointe Property, the Partnership's estimate of the proceeds per Unit would increase to approximately $43.00. The Partnership has calculated the potential liquidation values of the Properties based on estimated sales prices, forecasting asset and liability balances to June 2005, and estimated closing costs and transfer taxes. The actual amounts at the time of a sale may vary
substantially from the Partnership's estimates.   In addition, it is the
Partnership's understanding that certain approvals may be required from the lenders and others. Even if a sale of the Properties can be successfully negotiated, there can be no assurance that all required approvals to the sales can be obtained.

            The Partnership understands that the general partners of the local operating partnerships in which the Partnership is invested and that directly own the Properties are agreeable to pursuing a sale of the Properties at this time. The Partnership believes that, barring unforeseen issues, a sale of the Properties could be accomplished within approximately four to six months. However, there can be no guarantee that the sales can be completed in that time frame or at all.

            Other considerations. The Partnership believes that, as a result of the current low interest rate climate and the strong current sales market for rental apartment properties, the prospects for the sale of the Properties are not reflected in the recent trading activity of the Units or in the information published by independent secondary market reporting publications such as The Direct Investment Spectrum and The American Partnership Board. The Partnership cannot guarantee that the Properties can be sold at or near the prices discussed above. Prices similar to the offer price may not be available to Unit holders at a later time should a sale of the Properties and liquidation of the Partnership in four to six months not occur.


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

            Unit holders may continue to receive distributions while a sale of the Properties is negotiated. Unit holders have in recent years received distributions from the Partnership equivalent to an 8% annual return. The amount of future distributions will depend upon future operating results.

            Based on these considerations, the Partnership believes that it is in the best interest of Unit holders generally to refrain from accepting the Offer at this time, and to support the pursuit by the Partnership of a possible sale of the Properties and a liquidation of the Partnership. In addition, affiliates of the Partnership and the General Partners that own Units do not intend to tender their Units in the Offer.

            If you have already tendered your Units in the Offer, you may wish to revoke your tender in light of the potential sale of the Properties and the liquidation of the Partnership, which may result in a higher payment to Unit holders than the offer price in the Offer. Unit holders will receive a letter setting forth the reasons for the Partnership's recommendation, which letter will be accompanied by a form notice of withdrawal for use in revoking prior tenders to the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

            The Partnership recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

            Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Offer, the Purchasers would receive the distributions with respect to all accepted Units.

            Proration. The Purchasers are offering to acquire 200,000 Units. If more than 200,000 Units are tendered pursuant to the Offer, the Purchasers will purchase a pro rata portion of the Units that are tendered.

            The terms of the limited partnership agreement prohibit a transfer of Units if the transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers. The Partnership does not believe that this restriction will be triggered by the Offer. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. The Partnership notes that due to a restriction in the Partnership's limited partnership agreement, tendered Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

            Tax consequences. All Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer to Purchase. If a Unit holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer

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

and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

            Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion.

Intentions of Affiliates of the Partnership

            Affiliates of Partnership own beneficially 250,035 Units, or approximately 25.4% of the outstanding Units. These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

            To the knowledge of Partnership, neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership's behalf concerning the Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            No transactions in the Units have been effected during the past 60 days by Partnership, or, to the knowledge of Partnership, by any of the executive officers, directors or affiliates of the Partnership.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            The Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently in negotiations pursuing a sale of the Properties. The Partnership believes that under current market conditions, barring unforeseen issues, a sale of the Properties could be accomplished within approximately four to six months.

ITEM 8.     ADDITIONAL INFORMATION.

            Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders. Affiliates of WRRC may continue this practice, including during the pendency of the Offer.


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

ITEM 9.     EXHIBITS.

         (a)(1)(i) Purchasers Offer to Purchase Units of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

         (a)(1)(ii) Letter of Transmittal and related instructions, dated March 7, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by the Purchasers on March 7,
                       2005).

         (a)(1)(iii) Letter to Unit holders of the Partnership, dated March 7, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by the Purchasers on March 7, 2005).

         (a)(5)(i)     Form of Notice of Withdrawal (filed with original
                       Schedule 14D-9).

         (a)(5)(ii) Letter to Unit holders, dated March 21, 2005 (filed with original Schedule 14D-9).

         (a)(5)(iii) The Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 (filed with the SEC on March 31, 2004 and incorporated herein by reference).

         (a)(5)(iv) The Partnership's Quarterly Report on Form 10-Q for the period March 31, 2004 (filed with the SEC on May 17, 2004 and incorporated herein by reference).

         (a)(5)(v) The Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (filed with the SEC on August 16, 2004 and incorporated herein by reference).

         (a)(5)(vi) The Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 2004 (filed with the SEC on November 15, 2004 and incorporated herein by reference).



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                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 7, 2005


                                     SECURED INCOME L.P.
                                     By: Wilder Richman Resources
                                     Corporation, a general partner


                                     By: /s/ Richard P. Richman
                                        -------------------------------
                                     Name:  Richard P. Richman
                                     Title: President





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